UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place,
Suite 500

Vaughan, Ontario,
Canada L4K 0H9

(Address of
principal executive
office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 29, 2023, GFL Environmental Inc. (the “Company”) issued the Press Release attached hereto as Exhibit 99.1.

On November 29, 2023, the Company issued the Press Release attached hereto as Exhibit 99.2.

On November 29, 2023, the Company issued the Press Release attached hereto as Exhibit 99.3.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit
Number	Description

99.1	Press Release, dated November 29, 2023
99.2	Press Release, dated November 29, 2023
99.3	Press release, dated November 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

By:	/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Executive Vice President and Chief Legal Officer

Date: November 30, 2023